Exhibit (d)(viii)

SCHRODER SERIES TRUST

AMENDMENT

To INVESTMENT SUBADVISORY AGREEMENTS

This AMENDMENT is made as of this 30th day of  June (the “Amendment”), among Schroder Series Trust, Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited.  The parties desire to amend as set forth herein each of the Investment Subadvisory Agreements between the parties, dated as March 31, 2006, with respect to the Schroder Emerging Market Equity Fund, August 29, 2006, with respect to the Schroder International Multi-Cap Value Fund (formerly, the Schroder International Diversified Value Fund) and December 6, 2011, with respect to the Schroder Absolute Return EMD and Currency Fund (the “Investment Subadvisory Agreements”).

NOW, THEREFORE, the parties agree as follows:

1.              Section 5 of each of the Investment Subadvisory Agreements, is hereby amended and restated as follows:

SECTION 5. COMPENSATION

For services rendered by the Subadviser as provided in this Agreement, the Adviser (and not the Trust or the Fund) will pay the Subadviser an advisory fee at the end of each month in an amount equal to the applicable percentage set forth on Exhibit A for the Fund of all fees actually paid by such Fund to the Adviser for such month under the Management Contract; provided, however, that the Subadviser’s fee payable hereunder for any period shall be reduced such that the Subadviser bears a comparable percentage to that set forth on Exhibit A of any voluntary fee waiver observed or expense reimbursement borne by the Adviser with respect to a Fund for such period. For clarity, the Adviser shall be obligated to pay the Subadviser fees hereunder for any period only out of and following the Adviser’s receipt from a Fund of advisory fees pursuant to Section 5 of the Management Contract for such period. Subject to the foregoing, such fees shall be accrued by the Adviser daily and shall be payable for each fiscal month within thirty days after the close of such month.

2.              An Exhibit A shall hereby be added to each Investment Subadvisory Agreement listing the applicable Fund, as follows:

Exhibit A

Set forth below are the specific percentages that apply to each Fund in calculating the Compensation to be paid to the Subadviser under Section 5 of this Agreement.

Schroder Emerging Markets Equity Fund – 41%

Schroder International Multi-Cap Value Fund – 51%

Schroder Absolute Return EMD and Currency Fund – 51%

3.              All defined terms and definitions in the Investment Subadvisory Agreements shall be the same in this Amendment, except as specifically revised by this Amendment.

4.              Except as expressly provided in this Amendment, the terms and provisions of the Investment Subadvisory Agreements remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers as of the day and year first above written.

SCHRODER SERIES TRUST

By:	/s/ Alan M. Mandel

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC.

By:	/s/ Carin Muhlbaum

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LIMITED

By:	/s/ Mark A. Hemenetz